

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 7, 2016

Mr. XUE Taohai
Chief Financial Officer
China Mobile Limited
60th Floor, The Center
99 Queen's Road Central
Hong Kong, China

> **Re:** **China Mobile Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed April 26, 2016**
> **File No. 333-12222**

Dear Mr. XUE Taohai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 7 Gain on the Transfer of Tower Assets, page F-44

We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited ("China Tower"). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction. In your response please also address the following:

- How you determined the fair value of the equity shares of China Tower received as consideration in the calculation of your gain on the transfer of tower assets.

- How you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

- You disclose that you eliminated unrealized profits from the gain recognized on the transfer due to your interest in China Tower. Tell us how this is reflected in the equity method accounting for your interest in China Tower and how it will affect the subsequent accounting for your investment.

- Tell us how you will account for the lease agreement with China Tower for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

- Discuss the nature and extent of your continuing commitments under the lease agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accounting Branch Chief at (202) 551-3828 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications